UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
State Auto Property & Casualty Insurance Company
Amended and Restated
Incentive Deferred Compensation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

REQUIRED INFORMATION
See the accompanying financial statements for the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan

By:	/s/ Steven E. English
Steven E. English
Senior Vice President, Chief Financial Officer

By:	/s/ Melissa A. Centers
Melissa A. Centers
Senior Vice President, Secretary and General Counsel
Date: March 23, 2017

INDEX
Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4

Report of Independent Registered Public Accounting Firm

Board of Directors and Benefits Committee
State Auto Financial Corporation
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (the Plan), as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio
March 23, 2017

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2016	2015
Assets
Investments, at fair value:
Shares of registered investment companies (cost $4,434,167 and $4,158,328, respectively)	$4,566,866	$4,055,657
Interest-bearing cash	1,009,866	1,026,986
Affiliated stock (cost $601,166 and $454,421, respectively)	820,243	509,697
Total investments	6,396,975	5,592,340

Net assets available for benefits	$6,396,975	$5,592,340

See accompanying notes.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2016	2015	2014
Investment income:
Dividends	$121,532	$204,446	$247,650
Unrealized gains (losses)	399,171	(312,475)	(298,427)
Realized (losses) gains	(25,269)	87,703	322,302
Total investment income (loss)	$495,434	$(20,326)	$271,525

Contributions:
Employee	$745,873	$861,160	$516,367
Employer	163,049	27,797	21,760
Total contributions	$908,922	$888,957	$538,127

Deductions:
Benefit payments	$599,721	$326,182	$275,978
Total deductions	$599,721	$326,182	$275,978

Net increase	$804,635	$542,449	$533,674

Net assets available for benefits:
Beginning of year	$5,592,340	$5,049,891	$4,516,217

End of year	$6,396,975	$5,592,340	$5,049,891

See accompanying notes.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements
December 31, 2016

1. Description of the Plan
Organization
The State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (the “Plan”) became effective on August 1, 1995. The Plan was amended and restated in its entirety effective as of March 1, 2010, to incorporate amendments made to the Plan subsequent to the Plan’s prior restatement effective as of March 1, 2001, and to add as an investment option a fund comprised solely of shares of the State Auto Financial Corporation common stock (“Affiliated stock”). The Plan was further amended effective as of July 1, 2010 (First Amendment), November 1, 2010 (Second Amendment) and January 1, 2011 (Third Amendment).
Eligible executives include high income or key management employees designated by State Auto Property & Casualty Insurance Company (the “Company”) on an annual basis. Plan participation is voluntary. The Plan provides to those eligible executives the benefits they would otherwise earn under the State Auto Insurance Companies Retirement Savings Plan (the “Qualified Plan”) if certain federal law restrictions did not apply, and the opportunity to defer designated amounts of their salary and bonuses.
Effective as of January 1, 2011, the Plan was amended to include the ability to transfer the maximum annual contributions permissible to be made to the Qualified Plan each calendar year from the Plan to the Qualified Plan no later than the March 15th following the December 31st of the plan year to which the contributions relate.
The benefits provided to participants under the Plan are paid from the general assets of the Company. The Plan is intended to be an unfunded Plan for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements. Each participant’s right to benefits under the Plan is equivalent to the rights of any unsecured creditor of the Company.
Newly eligible executives who wish to participate in the Plan must enroll within 30 days after becoming eligible to participate and defer income from the current calendar year. For subsequent years, participants must enroll prior to the beginning of each new Plan year.
Contributions
Participants are permitted to defer on a pretax basis (a) from 1% to 100% of the participant’s eligible base salary received in the Plan year, (b) from 1% to 100% of each eligible participant’s bonus and/or (c) from 1% to 100% of any award to the participant under the State Auto Financial Corporation Long-Term Incentive Plan ("LTIP"). In addition, the Company matches eligible base salary deferrals at the same rate and in the same manner that it is generally matching 401(k) deferrals under the Qualified Plan. Any limitations on the match under the Qualified Plan also apply to the Plan, with the match under the Plan being offset by the match to the Qualified Plan to the extent duplicative. For example, at the present time under the Qualified Plan, the Company matches up to 6% of compensation at the rate of 100% on the first 1% of contributions plus 50% on contributions in excess of 1%, up to a maximum of 6%. Under the Plan, the Company similarly matches up to 6% of eligible base salary, as defined above, less amounts matched under the Qualified Plan. The Company is required to make nonelective contributions that are not eligible to be contributed to the Qualified Plan.
Vesting
Each participant is fully vested in base salary deferrals, bonus and LTIP deferrals, and any associated earnings. After five years of service or upon attainment of age 55, retirement, death, or total disability prior to age 55 or other termination of service, each participant is fully vested in matching contributions. After three years of service or upon attainment of age 55, retirement, death, or total disability prior to age 55 or other termination of service, each participant is fully vested in nonelective contributions.
Participant Accounts
Investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, is credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements
December 31, 2016

Payment of Benefits
The balance of each deferral account is distributed in cash to the participant based on the participant’s distribution election upon a specified date certain or the later of age 55 or termination of service. If no distribution election is made, payments are made in monthly installments over a five-year period. In addition, the payment of Company non-elective contributions is made in the form of 60 monthly installments.
2. Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Related Investment Income
The investments of the Plan consist of shares of registered investment companies, interest-bearing cash, and Affiliated stock. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance. Dividends are recorded on the ex-dividend date. Realized gains and losses on the sale of securities are determined on the average cost method.
Benefit Payments
Benefit payments are recognized when paid.
Administrative Expenses
All administrative expenses are paid by the Company.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s statements of net assets available for benefits.
Adoption of Recent Accounting Pronouncements
The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12, "Plan Accounting: Defined Contribution Pension Plans (Topic 962): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date - Practical Expedient". ASU 2015-12 simplifies disclosures and reporting by employee benefit plans. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with earlier adoption permitted. The Plan adopted Part II of this guidance, applied retrospectively to all periods presented. This change has no impact on net assets available for benefits.
3. Fair Value Measurements
Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:
•Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.
•Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2016

•Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The following is a description of the valuation methods used for assets measured at fair value:
•Registered investment companies: Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.
•Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.
•Affiliated stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.
The following tables reflect the Plan’s investments within the fair value hierarchy at December 31, 2016 and 2015:

2016	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies	$4,566,866	4,566,866	—	—
Interest-bearing cash	1,009,866	1,009,866	—	—
Affiliated stock	820,243	820,243	—	—
Total investments at fair value	$6,396,975	6,396,975	—	—

2015	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies	$4,055,657	4,055,657	—	—
Interest-bearing cash	1,026,986	1,026,986	—	—
Affiliated stock	509,697	509,697	—	—
Total investments at fair value	$5,592,340	5,592,340	—	—

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2016

4. Participant Accounts
Participant balances for all funds are maintained in shares. At December 31, 2016 and 2015, there were 96 and 76 participants in the Plan, respectively, with contributions in one or more of the following funds. The total number of participants in the Plan is less than the sum of the number of participants set forth in the following table because each participant may make contributions to more than one fund. The total number of shares and share values, and number of participants as of December 31, 2016 and 2015, by fund, were as follows:

2016
Investment Options:	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered investment companies:
ABF Sm Cap Val Inst	5,697	$27.63	21
FID 500 Index Inst	2,744	78.35	18
FID Contrafund K	4,679	98.38	29
FID EXT MKT IDX PR	1,358	55.54	13
FID Total Bond	69,639	10.52	21
Meridian Growth INST	3,336	35.47	16
MFS Inst Intl Equity	7,949	20.26	19
MFS Value R6	6,113	36.05	11
TRP Blue Chip Grth	2,206	72.61	21
VANG TOT Bond Mkt ADM	3,520	10.65	3
VANG TOT Intl Stk AD	1,876	24.63	4
VANG Inst TR 2010	11	20.21	1
VANG Inst TR 2015	27,499	20.15	12
VANG Inst TR 2020	41,826	20.14	22
VANG Inst TR 2025	18,000	20.11	19
VANG Inst TR 2030	13,144	20.05	13
VANG Inst TR 2035	5,053	20.00	13
VANG Inst TR 2040	49	19.94	2
VANG Inst TR 2045	919	19.97	5
VANG Inst TR 2050	1,751	19.98	2
VANG Inst TR 2055	122	20.01	1
VANG Inst TR 2060	122	19.99	1
Total registered investment companies	217,613
Interest-bearing cash:
FID Govt MMRK PRM	1,009,866	1.00	15
Total interest-bearing cash	1,009,866
Affiliated stock:
State Auto Financial Corporation	30,595	26.81	15
Total affiliated stock	30,595
Total investments	1,258,074

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2016

2015
Investment Options:	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered investment companies:
ABF Sm Cap Val Inst	5,236	$22.46	20
Baron Growth Inst	1,312	64.31	15
FID Contrafund K	4,457	98.88	28
FID Total Bond	69,691	10.26	20
MFS Inst Intl Equity	9,037	20.56	22
MFS Value Fund R5	4,663	32.79	10
Spartan 500 Index INST	2,660	71.81	15
TRP Blue Chip Growth	1,446	72.38	18
VANG TOT Bond Mkt ADM	2,998	10.64	3
VANG TOT Intl Stk AD	261	24.24	2
Spartan Ext Mkt IDX ADV	1,315	50.20	11
VANG Target RET 2010	437	24.88	2
VANG Target RET 2015	39,960	14.23	10
VANG Target RET 2020	21,643	27.15	19
VANG Target RET 2025	29,892	15.62	17
VANG Target RET 2030	8,291	27.72	10
VANG Target RET 2035	4,172	16.84	10
VANG Target RET 2040	268	28.45	2
VANG Target RET 2045	989	17.78	4
Total registered investment companies	208,728
Interest-bearing cash:
FID Govt MMRK PRM	1,026,986	1.00	15
Total interest-bearing cash	1,026,986
Affiliated stock:
State Auto Financial Corporation	24,755	20.59	7
Total affiliated stock	24,755
Total investments	1,260,469

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2016

5. Investments
The Plan’s investments and related changes at December 31, 2016, 2015 and 2014 and for the years then ended were as follows:

2016	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Sm Cap Val Inst	5,697	$157,420	$4,616	$(1,109)	$27,605	$28,630	$(29,978)
Baron Growth Inst	—	—	—	6,830	(3,621)	13,711	(14,068)
FID 500 Index Inst	2,744	215,001	5,602	3,796	16,786	74,150	(13,111)
FID Contrafund K	4,679	460,318	16,915	16,521	(17,554)	85,856	(50,677)
FID EXT MKT IDX PR	1,358	75,443	3,539	(563)	8,099	10,788	(8,104)
FID Total Bond	69,639	732,604	23,771	(1,102)	19,529	40,829	(58,443)
Meridian Growth Inst	3,336	118,313	600	202	6,690	26,756	(3,181)
MFS Inst Intl Equity	7,949	161,039	2,822	(4,574)	2,086	15,111	(11,718)
MFS Value R6	6,113	220,356	7,411	1,603	13,407	33,650	(19,306)
TRP Blue Chip Grth	2,206	160,201	1,072	(247)	3,164	65,568	(13,866)
VANG Inst TR 2010	11	226	4	13	(3)	102	(2,184)
VANG Inst TR 2015	27,499	554,109	10,556	883	1,562	532	(47,571)
VANG Inst TR 2020	41,826	842,373	15,932	1,717	3,754	53,608	(48,861)
VANG Inst TR 2025	18,000	361,976	6,952	4,991	6,954	8,939	(4,480)
VANG Inst TR 2030	13,144	263,534	5,066	195	6,713	12,335	(5,490)
VANG Inst TR 2035	5,053	101,066	1,693	10	2,672	22,931	(243)
VANG Inst TR 2040	49	983	18	22	5	837	—
VANG Inst TR 2045	919	18,349	352	28	691	2,751	(589)
VANG Inst TR 2050	1,751	34,991	610	—	22	10,040	—
VANG Inst TR 2055	122	2,433	41	—	19	2,151	—
VANG Inst TR 2060	122	2,432	41	—	19	2,151	—
VANG TOT Bond Mkt ADM	3,520	37,492	875	—	(95)	4,808	—
VANG TOT Intl Stk AD	1,876	46,207	686	—	542	38,641	—
VANG Target RET 2010	—	—	—	(424)	800	99	(3,125)
VANG Target RET 2015	—	—	—	(25,181)	47,192	27,672	(35,990)
VANG Target RET 2020	—	—	—	(13,463)	36,195	132,366	(40,954)
VANG Target RET 2025	—	—	—	(16,120)	32,260	22,340	(2,524)
VANG Target RET 2030	—	—	—	(6,421)	13,328	12,322	(4,340)
VANG Target RET 2035	—	—	—	(3,198)	4,977	2,058	(86)
VANG Target RET 2040	—	—	—	(509)	419	74	(7,146)
VANG Target RET 2045	—	—	—	(785)	1,155	2,822	(5,669)
VANG Target RET 2050	—	—	—	1	—	40	—
VANG Target RET 2055	—	—	—	3	—	219	—
VANG Target RET 2060	—	—	—	3	—	219	—
Total registered investment companies	217,613	4,566,866	109,174	(36,878)	235,372	755,106	(431,704)
Interest-bearing cash:
FID Govt MMRK PRM	1,009,866	1,009,866	1,327	—	—	(272)	(135,687)
Total interest-bearing cash	1,009,866	1,009,866	1,327	—	—	(272)	(135,687)
Affiliated stock:
State Auto Financial Corporation	30,595	820,243	11,031	11,609	163,799	154,088	(32,330)
Total affiliated stock	30,595	820,243	11,031	11,609	163,799	154,088	(32,330)
Total assets held for investment	1,258,074	$6,396,975	$121,532	$(25,269)	$399,171	$908,922	$(599,721)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2016

2015	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Sm Cap Val Inst	5,236	$117,603	$6,590	$3,341	$(15,423)	$54,131	$(12,748)
Baron Growth Inst	1,312	84,393	7,653	13,345	(22,416)	26,866	(4,842)
FID Contrafund K	4,457	440,698	25,164	73,882	(66,091)	102,007	(40,430)
FID Total Bond	69,691	715,027	29,517	(7,005)	(37,491)	53,162	(28,526)
MFS Inst Intl Equity	9,037	185,811	3,129	(2,576)	250	41,356	(11,709)
MFS Value Fund R5	4,663	152,902	10,530	12,746	(20,841)	31,431	(22,131)
PIM Total RT Inst	—	—	400	(9,733)	25,825	1,498	—
Spartan 500 Index INST	2,660	191,004	7,433	3,562	(6,207)	62,999	(3,960)
Spartan Ext Mkt IDX ADV	1,315	66,024	4,687	(3,299)	(6,238)	25,945	(7,477)
TRP Blue Chip Growth	1,446	104,638	3,270	318	2,715	33,001	(9,145)
VANG TOT Bond Mkt ADM	2,998	31,903	429	(313)	(413)	8,079	—
VANG TOT Intl Stk AD	261	6,337	94	(144)	(297)	6,360	—
VANG Target RET 2010	437	10,866	577	(42)	(483)	21	(6,272)
VANG Target RET 2015	39,960	568,628	37,213	272	(39,913)	65,063	(2,052)
VANG Target RET 2020	21,643	587,618	23,408	(2,417)	(32,896)	225,519	(56,407)
VANG Target RET 2025	29,892	466,911	22,164	233	(28,324)	89,150	(2,818)
VANG Target RET 2030	8,291	229,827	8,253	645	(10,731)	34,531	(9,099)
VANG Target RET 2035	4,172	70,252	3,135	1	(4,211)	9,068	(180)
VANG Target RET 2040	268	7,615	221	(91)	(326)	7,207	(7,080)
VANG Target RET 2045	989	17,592	561	—	(1,046)	10,521	—
VANG Target RET 2050	—	8	—	—	—	8	—
Total registered investment companies	208,728	4,055,657	194,428	82,725	(264,557)	887,923	(224,876)
Interest-bearing cash:
Fidelity US Govt Bond	—	—	75	—	—	6,839	(89,994)
FID Govt MMRK PRM	1,026,986	1,026,986	11	—	—	—	(11,312)
Total interest-bearing cash	1,026,986	1,026,986	86	—	—	6,839	(101,306)
Affiliated stock:
State Auto Financial Corporation	24,755	509,697	9,932	4,978	(47,918)	(5,805)	—
Total affiliated stock	24,755	509,697	9,932	4,978	(47,918)	(5,805)	—
Total assets held for investment	1,260,469	$5,592,340	$204,446	$87,703	$(312,475)	$888,957	$(326,182)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2016

2014	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Sm Cap Val Inst	4,543	$113,890	$13,441	$1,824	$(10,347)	$30,294	$(12,635)
Baron Growth Inst	1,702	124,664	5,592	9,419	(10,214)	19,571	(6,474)
FID Contrafund K	6,824	668,061	47,330	24,464	(15,221)	71,730	(37,189)
FID Diversified Intl K	—	—	—	27,889	(27,042)	17,297	(2,758)
FID Freedom K 2010	—	—	817	731	(1,082)	—	(267)
FID Freedom K 2015	—	—	20,257	24,046	(30,142)	42,244	—
FID Freedom K 2020	—	—	12,888	12,251	(16,402)	53,103	(2,118)
FID Freedom K 2025	—	—	6,583	7,828	(9,688)	7,973	(10)
FID Freedom K 2030	—	—	17,888	17,718	(22,746)	13,955	(760)
FID Freedom K 2035	—	—	2,104	3,094	(3,601)	8,064	—
FID Freedom K 2040	—	—	186	142	(183)	2,760	(456)
FID Freedom K 2045	—	—	25	34	(41)	—	—
FID Freedom K 2050	—	—	442	661	(757)	—	—
FID Freedom K Income	—	—	5,828	4,465	(4,982)	5,568	—
FID Intermed Bond	—	—	2,567	2,218	(1,261)	4,189	(6,720)
FID Puritan K	—	—	1,689	33,900	(20,551)	11,011	(7,678)
Harbor Intl Inst	—	—	—	21,163	(20,918)	5,559	(12,880)
JPM Mid Cap Value IS	—	—	—	45,894	(32,772)	45,001	(16,454)
MFS Value Fund R5	7,148	249,764	11,287	2,341	9,035	17,774	(19,254)
PIM Total RT Inst	84,630	902,152	39,969	(368)	(6,649)	62,699	(24,425)
Spartan 500 Index ADV	—	—	1,651	51,067	(36,094)	26,330	(2,368)
TRP Blue Chip Growth	1,069	71,882	3,252	5,916	(2,860)	25,372	(724)
VANG Mid Cap IDX SIG	—	—	15	21,819	(16,879)	11,783	(3,925)
MFS INst Intl Equity	11,106	232,232	6,444	(914)	(17,733)	5,843	(4,076)
Spartan 500 Index INST	3,525	256,809	3,049	57	7,425	5,827	(1,261)
VANG TOT Bond Mkt ADM	81	877	3	—	—	876	—
VANG Mid Cap IDX ADM	—	—	—	2,047	—	1,077	(595)
VANG TOT Intl Stk AD	12	325	2	—	(5)	329	—
Spartan Ext Mkt IDX ADV	1,948	107,486	2,715	(49)	(335)	4,310	(2,350)
VANG Target RET 2010	648	17,065	504	5	(317)	—	(2,048)
VANG Target RET 2015	26,449	404,398	11,613	153	(7,278)	(603)	(216)
VANG Target RET 2020	14,369	408,928	8,196	(2)	(3,299)	8,989	(3,517)
VANG Target RET 2025	23,258	384,459	8,018	—	(3,937)	3,462	—
VANG Target RET 2030	8,216	238,599	4,728	(2)	(2,597)	7,339	(406)
VANG Target RET 2035	3,500	62,439	1,279	—	(766)	7,218	(59)
VANG Target RET 2040	258	7,685	150	—	(92)	2,194	—
VANG Target RET 2045	405	7,558	153	—	(109)	1,000	—
Total registered investment companies	199,691	4,259,273	240,665	319,811	(310,440)	530,138	(171,623)
Interest-bearing cash:
Fidelity US Govt Bond	409,548	409,548	46	—	—	13,559	(100,416)
Total interest-bearing cash	409,548	409,548	46	—	—	13,559	(100,416)
Affiliated stock:
State Auto Financial Corporation	17,150	381,070	6,939	2,491	12,013	(5,570)	(3,939)
Total affiliated stock	17,150	381,070	6,939	2,491	12,013	(5,570)	(3,939)
Total assets held for investment	626,389	$5,049,891	$247,650	$322,302	$(298,427)	$538,127	$(275,978)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2016

The Plan’s unrealized appreciation (depreciation) at December 31, 2016, 2015 and 2014 were as follows:

		Unrealized Gain (Loss)
	Beginning Balance	During Period	Ending Balance
2014	$563,507	(298,427)	265,080
2015	$265,080	(312,475)	(47,395)
2016	$(47,395)	399,171	351,776
There were no plan assets payable at December 31, 2016 and 2015.The Plan’s net realized gains and losses were as follows for the years ended December 31, 2016, 2015 and 2014:

2016
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Sm Cap Val Inst	$33,564	$34,673	$(1,109)
Baron Growth Inst	101,313	94,483	6,830
FID 500 Index Inst	76,336	72,540	3,796
FID Contrafund K	82,163	65,642	16,521
FID Ext Mkt IDX PR	12,449	13,012	(563)
FID Govt MMRK PRM	139,964	139,964	—
FID Total Bond	65,453	66,555	(1,102)
Meridian Growth Inst	3,181	2,979	202
MFS Inst Intl Equity	40,217	44,791	(4,574)
MFS Value R6	20,440	18,837	1,603
TRP Blue Chip Growth	14,130	14,377	(247)
VANG Inst TR 2010	8,105	8,092	13
VANG Inst TR 2015	47,571	46,688	883
VANG Inst TR 2020	77,612	75,895	1,717
VANG Inst TR 2025	168,729	163,738	4,991
VANG Inst TR 2030	5,490	5,295	195
VANG Inst TR 2035	243	233	10
VANG Inst TR 2040	350	328	22
VANG Inst TR 2045	589	561	28
VANG Target RET 2010	11,340	11,764	(424)
VANG Target RET 2015	618,310	643,491	(25,181)
VANG Target RET 2020	750,166	763,629	(13,463)
VANG Target RET 2025	505,392	521,512	(16,120)
VANG Target RET 2030	249,055	255,476	(6,421)
VANG Target RET 2035	74,089	77,287	(3,198)
VANG Target RET 2040	7,623	8,132	(509)
VANG Target RET 2045	20,785	21,570	(785)
VANG Target RET 2050	49	48	1
VANG Target RET 2055	222	219	3
VANG Target RET 2060	222	219	3
VANG Target RET INC	—	—	—
VANG TOT Bond Mkt ADM	—	—	—
VANG TOT Intl Stk AD	—	—	—
State Auto Financial Corporation	77,437	65,828	11,609
Total	$3,212,589	$3,237,858	$(25,269)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2016

2015
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Sm Cap Val Inst	$63,751	$60,410	$3,341
Baron Growth Inst	72,295	58,950	13,345
FID Contrafund K	388,534	314,652	73,882
MFS Value Fund R5	137,469	124,723	12,746
FID Total Bond	263,106	270,111	(7,005)
PIM Total RT Inst	920,143	929,876	(9,733)
TRP Blue Chip Growth	30,287	29,969	318
MFS Inst Intl Equity	118,581	121,157	(2,576)
Spartan 500 Index INST	146,272	142,710	3,562
VANG TOT Bond Mkt ADM	14,208	14,521	(313)
VANG TOT Intl Stk AD	6,488	6,632	(144)
Spartan Ext Mkt IDK ADV	82,558	85,857	(3,299)
VANG Target RET 2010	6,272	6,314	(42)
VANG Target RET 2015	192,418	192,146	272
VANG Target RET 2020	197,956	200,373	(2,417)
VANG Target RET 2025	14,893	14,660	233
VANG Target RET 2030	41,470	40,825	645
VANG Target RET 2035	179	178	1
VANG Target RET 2040	7,080	7,171	(91)
VANG Target RET 2045	—	—	—
VANG Target RET 2050	—	—	—
Fidelity US Govt Bond	1,128,283	1,128,283	—
FID Govt MMRK PRM	11,312	11,312	—
State Auto Financial Corporation	22,422	17,444	4,978
Total	$3,865,977	$3,778,274	$87,703

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2016

2014
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Sm Cap Val Inst	$13,811	$11,987	$1,824
Baron Growth Inst	40,780	31,361	9,419
FID Contrafund K	145,411	120,947	24,464
FID Diversified Intl K	155,698	127,809	27,889
FID Freedom K 2010	11,382	10,651	731
FID Freedom K 2015	364,962	340,916	24,046
FID Freedom K 2020	204,406	192,155	12,251
FID Freedom K 2025	99,164	91,336	7,828
FID Freedom K 2030	268,860	251,142	17,718
FID Freedom K 2035	37,102	34,008	3,094
FID Freedom K 2040	4,385	4,243	142
FID Freedom K 2045	362	328	34
FID Freedom K 2050	6,504	5,843	661
FID Freedom K Income	173,504	169,039	4,465
FID Intermed Bond	158,814	156,596	2,218
FID Puritan K	231,574	197,674	33,900
Fidelity US Govt Bond	110,416	110,416	—
Harbor Intl Inst	127,775	106,612	21,163
JPM Mid Cap Value IS	221,675	175,781	45,894
MFS Inst Intl Equity	15,949	16,863	(914)
MFS Value Fund R5	22,855	20,514	2,341
PIM Total RT Inst	45,170	45,538	(368)
Spartan 500 Index ADV	249,356	198,289	51,067
Spartan 500 Index INST	2,698	2,641	57
Spartan Ext Mkt IDX ADV	2,349	2,398	(49)
State Auto Financial Corporation	16,419	13,928	2,491
TRP Blue Chip Growth	31,448	25,532	5,916
VANG Mid Cap IDX ADM	103,791	101,744	2,047
VANG Mid Cap IDX SIG	104,591	82,772	21,819
VANG Target RET 2010	2,048	2,043	5
VANG Target RET 2015	12,913	12,760	153
VANG Target RET 2020	3,515	3,517	(2)
VANG Target RET 2030	404	406	(2)
VANG Target RET 2035	58	58	—
Total	$2,990,149	$2,667,847	$322,302
6. Trust
The Company maintains a trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the trust. All assets of the trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and State law should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.
7. Related Party
The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Participants may also invest in Affiliated stock.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2016

8. Tax Status
The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the “Code”). Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service. The Plan does not have a tax filing requirement with the Internal Revenue Service, and therefore, no liability (or asset) or disclosure related to income taxes is included in the Plan’s financial statements.
Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most State income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.
9. Right to Terminate
The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Code.